UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

\X\	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] FOR THE FISCAL YEAR ENDED JUNE 30, 2017, OR
\ \	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED] for the transition period from _________ to _______________

Commission file number 001-00434

A.
Full title of the plan and the address of the plan, if different from that of the issuer named below:  The Profit Sharing Retirement Plan of The Procter & Gamble Commercial Company, The Procter & Gamble Company, Two Procter & Gamble Plaza, Cincinnati, Ohio 45202.

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: The Procter & Gamble Company, One Procter & Gamble Plaza, Cincinnati, Ohio 45202

REQUIRED INFORMATION

Item 4.	Plan Financial Statements and Schedules Prepared in Accordance with the Financial Reporting Requirements of ERISA.

EXHIBITS:

23.1	Consent of Deloitte & Touche LLP

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Trustees (or other persons who administer the employee benefit plan) have duly caused this Annual Report to be signed on its behalf by the undersigned hereunto duly authorized.

The Profit Sharing Retirement Plan of
The Procter & Gamble Commercial Company

Date:  November 3, 2017
By:      /s/ Kyle Scheidler
Kyle Scheidler
Group Manager

The Profit Sharing Retirement
Plan of The Procter & Gamble
Commercial Company

Employer ID No.: 66-0676831

Plan Number: 001

Financial Statements as of and for the
Years Ended June 30, 2017 and 2016,
Supplemental Schedule as of June 30, 2017, and
Independent Auditors' Report

THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

TABLE OF CONTENTS

Page

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM	1

FINANCIAL STATEMENTS:

Statements of Net Assets Available for Benefits as of June 30, 2017 and 2016	2

Statements of Changes in Net Assets Available for Benefits for the Years Ended June 30, 2017 and 2016	3

Notes to Financial Statements as of and for the Years Ended June 30, 2017 and 2016	4-8

SUPPLEMENTAL SCHEDULE -	9

Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of June 30, 2017	10

     NOTE: All other schedules required by Section 2520.103.10 of the Department of Labor's Rules
       and Regulations for Reporting and Disclosure under the Employee Retirement Income
       Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Procter & Gamble U.S. Business Services Company:
We have audited the accompanying statements of net assets available for benefits of The Profit Sharing Retirement Plan of The Procter & Gamble Commercial Company (the "Plan") as of June 30, 2017 and June 30, 2016, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of June 30, 2017 and June 30, 2016, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedule of assets (held at end of year) as of June 30, 2017 has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental schedule is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in compliance with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, such schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Deloitte & Touche LLP
Cincinnati, Ohio
 November 3, 2017

THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF JUNE 30, 2017 AND JUNE 30, 2016

	June 30, 2017	June 30, 2016

PARTICIPANT-DIRECTED INVESTMENTS — At fair value:
Cash	$ 121,872	$ 5,284
The Procter & Gamble Company common stock	24,977,613	27,946,163
The J.M. Smucker Company common stock	192,050	265,346
Common Collective Trust	56,796	116,001
Mutual funds	42,231,760	40,082,789

Total participant-directed investments — at fair value	67,580,091	68,415,583

RECEIVABLES
Accrued Investment Income	11,609	10,797
Company Contributions Receivable	629,326	1,617,820

Total Receivables	640,935	1,628,617

NET ASSETS AVAILABLE FOR BENEFITS	$ 68,221,026	$ 70,044,200

See notes to financial statements.

THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED JUNE 30, 2017 AND JUNE 30, 2016

	June 30, 2017	June 30, 2016

INVESTMENT INCOME:
Net appreciation in fair value of investments	$ 4,267,056	$ 2,354,637
Dividend income	1,605,447	1,613,673
Interest income	32,385	26,684

Total investment income — net	5,904,888	3,994,994

COMPANIES' CONTRIBUTIONS	629,326	1,617,818

Total additions	6,534,214	5,612,812

DEDUCTIONS:
Benefits paid to participants	8,338,745	12,808,469
Administrative expenses	18,643	11,352

Total deductions	8,357,388	12,819,821

NET DECREASE IN NET ASSETS	(1,823,174)	(7,207,009)

NET ASSETS AVAILABLE FOR BENEFITS:
Beginning of year	70,044,200	77,251,209

End of year	$ 68,221,026	$ 70,044,200

See notes to financial statements.

THE PROFIT SHARING RETIREMENT PLAN OF
 THE PROCTER & GAMBLE COMMERCIAL COMPANY
NOTES TO FINANCIAL STATEMENTS
AS OF AND FOR THE YEARS ENDED JUNE 30, 2017 AND JUNE 30, 2016

1.	PLAN DESCRIPTION
The following brief description of The Profit Sharing Retirement Plan of The Procter & Gamble Commercial Company (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General — The Plan is a voluntary defined contribution plan covering substantially all full-time employees of Procter & Gamble Commercial LLC (the "Plan Sponsor") and Olay LLC (collectively, the "Companies"), subsidiaries of The Procter & Gamble Company ("P&G"). In order to be eligible to participate in the Plan, employees must be employed by the Companies and have completed one year of service. The Procter & Gamble U.S. Business Services Company controls and manages the operation and administration of the Plan. Banco Popular de Puerto Rico serves as the trustee of the Plan.  Alight Solutions (formerly "Aon Hewitt") is the recordkeeper of the Plan.  Northern Trust is the custodian of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).
In May 2015, P&G announced the closure of the Cayey Manufacturing Facility, affecting 200-250 employees.  This action reduced plan participation during the year ended June 30, 2017.
Contributions — The Companies make contributions to the Plan each year based upon the amount of compensation and the years of service credited for each Plan participant, as defined by the Plan, up to specified limitations. The Companies' contributions are calculated by applying the relevant contribution percentage to the total compensation, both as defined by the Plan. Participants are not permitted to make contributions to the Plan.
The following schedule details the contribution percentages by years of service.
Contribution
Years of Service	Percentage

1–3	8%
4–6	9
7–8	10
9–10	11
11–12	12
13–14	13
15 or more	14
Participant Accounts — Individual accounts are maintained for each Plan participant. Each participant account is credited with an allocation of the Companies' contributions and an allocation of Plan earnings and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations of Plan earnings and losses are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account. Participants can allocate their account to one or more of the investment options.
Investments — Participants direct the investment of the Companies' contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds and P&G common stock as investment options for participants.
Vesting — Participants are vested 100% upon completion of three years of service. Participants are also 100% vested in their accounts upon termination for disability, early/normal retirement, death, and also upon attainment of 65 years of age, regardless of years of service. Refer to Note 5 for vesting provisions in the event of Plan termination.
Payment of Benefits — On termination of service due to death, disability, termination, or retirement, a participant may elect to receive either a lump-sum amount equal to the value of the participant's vested interest in his or her account, or an amount of the participant's election as often as once per month.
Forfeited Accounts — Participants who terminate service prior to vesting forfeit their account balance. Forfeited amounts are used to reduce the Companies' annual contributions. During the years ended June 30, 2017 and June 30, 2016, $67,439 and $61,310 forfeitures were used to reduce the Companies' annual contributions, respectively.
Plan Amendment — The Plan Sponsor has the right to amend the Plan at any time. However, no amendment can reduce the amount of any participant's account or the participant's vested percentage of that account.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting — The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).
Use of Estimates — The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
Risks and Uncertainties — The Plan utilizes various investment securities including mutual funds, P&G common stock, and The J.M. Smucker Company ("Smuckers") common stock. Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.
Investment Valuation and Income Recognition — The Plan's investments are stated at fair value. Fair value of a financial instrument is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Quoted market prices, when available, are used to value investments. Fair value of the P&G common stock and Smuckers common stock is determined by published trading prices. Shares of mutual funds are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year end.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes the Plan's gains (losses) on investments bought and sold as well as held during the year.
Management fees and operating expenses charged to the Plan for investments in mutual funds are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.
Administrative Expenses — Investment management expenses are paid by the Plan and are deducted from investment income. Recordkeeping fees of the Plan are paid by participants through a reduction in their investment balances.
Payment of Benefits — Benefit payments to participants are recorded upon distribution.  There were 2 participants who elected to withdrawal a total of $32,500 from the plan, but had not yet been paid at June 30, 2017.

3.	FAIR VALUE MEASUREMENTS
ASC 820, Fair Value Measurements and Disclosures, provides a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value, as follows: Level 1, which refers to securities valued using unadjusted quoted prices from active markets for identical assets; Level 2, which refers to securities not traded on an active market but for which observable market inputs are readily available; and Level 3, which refers to securities valued based on significant unobservable inputs.  There are no Level 2 or Level 3 investments in this plan. Assets are valued in their entirety based on the lowest level of input that is significant to the fair value measurement.
Asset Valuation Methodologies — Valuation methodologies maximize the use of relevant observable inputs and minimize the use of unobservable inputs. The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at June 30, 2017 and June 30, 2016.
Cash — Held primarily in short-term money market funds, which are valued at cost plus accrued interest.
Common Stocks — Valued at the closing price reported on the active market on which the individual securities are traded.
Mutual Funds — Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value and to transact at that price. The mutual funds held by the Plan are actively traded.
Transfers Between Levels — The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. The Plan's policy is to recognize transfers between levels at the actual date of the event or change in circumstances that caused the transfer.
We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended, June 30, 2017 and June 30, 2016, there were no transfers between levels.
Common Collective Trust Funds - As permitted by accounting principles generally accepted in the United States of America, the Plan uses net asset values as a practical expedient to determine the fair value of the common collective trust funds. Net asset value is based on the fair value of the underlying investments held by the fund less its liabilities.  Participant transactions (purchases and sales) may occur daily.  Redemption for common collective trusts is permitted daily with no other restrictions or notice periods and there are no unfunded commitments.  In accordance with GAAP, the common collective trust funds measured at net asset value have not been classified in the fair value hierarchy.  The fair value amounts presented in the table below are intended to permit reconciliation to the amounts presented in the Statement of Net Assets Available for Benefits.

The following tables set forth by level within the fair value hierarchy a summary of the Plan's investments measured at fair value on a recurring basis at June 30, 2017 and June 30, 2016:
	Fair Value Measurements
	Quoted Prices in Active Markets
	For Identical Assets

	2017	2016

Cash - Level 1	$ 121,872	$ 5,284
Common stock - Level 1	25,169,663	28,211,509
Mutual Funds - Level 1	42,231,760	40,082,789

Fair Value Sub-total	67,523,295	68,299,582

Investments measured at NAV - Common collective trusts	56,796	116,001

Total	$ 67,580,091	$ 68,415,583

4.	EXEMPT PARTY-IN-INTEREST TRANSACTIONS
Certain Plan investments are shares of P&G common stock and funds managed by Banco Popular and Northern Trust. Transactions with the recordkeeper, trustee, and custodian qualify as party-in-interest transactions. Fees paid for the investment management services were included as a reduction of the return earned on each fund.
At June 30, 2017 and June 30, 2016, the Plan held 286,428 and 329,823 shares, respectively, of P&G common stock with a cost basis of $16,686,657 and $18,517,243, respectively. During the years ended June 30, 2017 and June 30, 2016, the Companies contributed $629,326 and $1,617,818, respectively, to the Plan on behalf of participating employees.
During the years ended June 30, 2017 and June 30, 2016, the Plan recorded dividend income from P&G common stock of $842,087 and $983,794, respectively.
During the years ended June 30, 2017 and June 30, 2016, the Plan's investment in P&G common stock, including gains and losses on investments bought and sold as well as held during the year, appreciated in value by $843,510 and $2,102,271, respectively.

5.	PLAN TERMINATION
Although it has not expressed any intent to do so, the Plan Sponsor has the right under the Plan to discontinue contributions to the Plan at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event of Plan termination, participants will become fully vested and the net assets of the Plan will be distributed to the participants in an order of priority determined in accordance with ERISA and its applicable regulations, and the Plan document.
6.	FEDERAL INCOME TAX STATUS
The Plan is exempt from Puerto Rico income taxes under the provisions of the Puerto Rican Internal Revenue Code (the "PRIRC"), enacted on January 31, 2011. The 2011 PRIRC replaced the 1994 PRIRC, as amended. The 2011 PRIRC modified rules concerning contribution limits, coverage requirements, non-discrimination testing, and other matters. The 2011 PRIRC also provided for certain changes applicable to plans sponsored by entities under common control. These changes were effective for periods commencing after December 31, 2010, with certain additional requirements beginning January 1, 2012. Also, the Internal Revenue Service has determined and informed the Plan Sponsor by a letter dated October 16, 2017, that the Plan and related trust were designed in accordance with applicable requirements of the Internal Revenue Code (IRC). The Plan is subject to routine audits by taxing jurisdictions at any time. The Plan has been amended since receiving the latest determination letter. The Companies and Plan management believe that the Plan is currently designed and operated in compliance with the applicable requirements of the 2011 PRIRC and the IRC, and the Plan and the related trust continue to be tax-exempt. Therefore, no provision for income taxes has been reflected in the Plan's financial statements.
******

SUPPLEMENTAL SCHEDULE

THE PROFIT SHARING RETIREMENT PLAN OF
THE PROCTER & GAMBLE COMMERCIAL COMPANY

EIN: 66-0676831
PLAN NUMBER: 001

FORM 5500, SCHEDULE H, PART IV, LINE 4i — SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF JUNE 30, 2017

	Identity of Issue	Description of Investment	Fair Value

	SHORT TERM INVESTMENTS:
*	BANCO POPULAR	Time Deposit Open Account Variable Rate (1.0025% as of 6/30/2017)	$ 121,872

*	THE NORTHERN TRUST SHORT TERM INV. FUND	Common Collective Trust	56,796

*	THE PROCTER & GAMBLE COMPANY	Common stock	24,977,613

	THE J.M. SMUCKER COMPANY	Common stock	192,050

	MUTUAL FUNDS:
	Vanguard	Treasury Money Market Fund	6,399,089
	Vanguard	Institutional Index	11,310,096
	Vanguard	Inflation Protected Securities	849,425
	Vanguard	Balanced Index	13,289,449
	Vanguard	Total Bond Index	3,482,495
	Vanguard	Small Cap Index	4,779,380
	Vanguard	FTSE All-World Ex US Index	2,121,826
	Total Mutual Funds		42,231,760

	TOTAL INVESTMENTS		$ 67,580,091

*	Party-in-interest.